UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

SES AI Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78397Q 109

(CUSIP Number)

February 2, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78397Q 109	SCHEDULE 13G	Page 2 of 4

1	NAME OF REPORTING PERSON Vertex Legacy Continuation Fund Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,256,315*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,256,315*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,256,315*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12	TYPE OF REPORTING PERSON CO

*	Includes 2,894,586 of earn-out shares that shall vest on the date that the closing price of the shares of the Issuer’s Class A common stock equals or exceeds $18.00 during the period beginning on the date that is one year following the closing of the business combination (the “Closing”) and ending on the date that is five years following the Closing. The earn-out shares are held in escrow and are holders of such shares are entitled to exercise the voting rights carried by the earn-out shares and are entitled to receive any dividends or other distributions made in respect thereof.

CUSIP No. 78397Q 109	SCHEDULE 13G	Page 3 of 4

Item 1(a).	Name of Issuer

SES AI Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

1177 Avenue of the Americas, 5th Floor, New York, NY 10036

Item 2(a).	Name of Person Filing

Vertex Legacy Continuation Fund Pte Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence

250 North Bridge Road

#11-01 Raffles City Tower

Singapore 179101

Item 2(c).	Citizenship

Singapore

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

78397Q 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

With respect to the beneficial ownership of the Reporting Person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 78397Q 109	SCHEDULE 13G	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

Vertex Legacy Continuation Fund Pte Ltd.

/s/ Chua Kee Lock
Chua Kee Lock Director